CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Tel: (+86) 755 8370 8333

July 24, 2012

By EDGAR Transmission

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Information Technology, Inc.
Registration Statement on Form F-4
Filed June 21, 2012
File No. 333-182247

Dear Mr. Shuman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), China Information Technology, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 4:30 p.m. (Eastern Time) on Thursday, July 26, 2012, or as soon thereafter as practicable.

We acknowledge and agree that:

  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss this request, please feel free to contact the undersigned at (86) 75583708333, or Woon-Wah Siu, Esq. at (86) 21-6137-7924 or Louis A. Bevilacqua, Esq. at (202) 663-8158, of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Very truly yours,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Name: Jiang Huai Lin
Title: Chief Executive Officer